China Digital TV Declares Special Cash Dividend to Shareholders

BEIJING, December 19, 2008 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access systems to China’s rapidly growing digital television market, today announced that its board of directors has declared a special cash dividend of US$1.00 per share on the Company’s ordinary shares, par value US$0.0005 per share.

The special cash dividend is payable on or around February 28, 2009 to shareholders of record as of the close of business on January 8, 2009, U.S. Eastern Standard Time.

“Our board of directors is confident in China Digital TV’s ability to achieve our strategic objectives and believes that a special dividend is an efficient use of our cash to maximize shareholder value at this time,” said Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer. “With our industry leadership, advantages of strong cash position and long-standing relationships with cable operator clients, we believe we remain well-positioned for long-term growth both organically and through acquisitions,” added Mr. Zhu.

As a matter of company policy, China Digital TV will consider declaring and paying dividend at least once every two years, for a given period, subject to the board of directors’ determination that (i) the Company has sufficient profit attributable to shareholders for such period and (ii) the Company’s funding requirements can be fully satisfied if a proposed dividend is declared and paid.  In addition, the board of directors of the Company will review and decide whether to revise the Company’s dividend policy, from time to time, in light of the Company’s future operations and earnings, capital requirements and surplus, financial condition, contractual restrictions, general business conditions and other factors as the board of directors may deem relevant.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement. Further information regarding such risks and uncertainties is included in China Digital TV’s annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of conditional access (“CA”) systems to China’s rapidly growing digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers.  China Digital TV conducts substantially all of its business through its subsidiaries, Beijing Super TV Co., Ltd. and Beijing Novel-Super Media Investment Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel:   +86.10.8279-0021
Email: ir@chinadtv.cn

Cynthia He
Brunswick Group LLC
Tel:   +86.10.6566.9504
Email: chinadigital@brunswickgroup.com

In the United States:

Kate Tellier
Brunswick Group LLC
Tel:   +1.212.706.7879
Email: ktellier@brunswickgroup.com